Exhibit 99.1

Canterbury Park Holding Corporation Reports

2024 Fourth Quarter Results

Shakopee, MN – March 10, 2025 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the fourth quarter and full year ended December 31, 2024.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve months ended December 31,
	2024	2023	Change	2024	2023	Change
Net revenues	$11,978	$12,527	-4.4%	$61,562	$61,437	0.2%

Net income (1)	$-1,245	$1,364	-191.3%	$2,113	$10,563	-80.0%

Adjusted EBITDA (2)	$1,335	$2,051	-34.9%	$10,234	$10,446	-2.0%

Basic EPS (1)	$-0.25	$0.28	-189.3%	$0.42	$2.15	-80.5%
Diluted EPS (1)	$-0.25	$0.27	-192.6%	$0.42	$2.13	-80.3%

(1)

Net income and basic and diluted EPS for the twelve months ended December 31, 2024 include a $1.7 million gain to the transfer of land to a new joint venture. Net income and basic and diluted EPS for the twelve months ended December 31, 2023 include a $6.5 million gain on sale of land.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Throughout 2024, we focused on managing our operations to address the evolution of our business and market. In our seasonally slowest quarter, fourth quarter revenues of $12.0 million and adjusted EBITDA of $1.3 million, which together resulted in an adjusted EBITDA margin of 11.1%, reflect the efficacy of these efforts during a period when our Casino operations faced a recent increase in competition,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park.

“To address the increased Casino operations competition, we are implementing several initiatives to further elevate guest service and are expanding our marketing programs beyond our traditional focus on existing customers to attract and retain new customers. We also continue to introduce new table game offerings to the market. Collectively, our goal is for these efforts is to better position Canterbury as the gaming entertainment venue with the best service and table game variety in the region. We are also focused on further expanding the non-gaming entertainment side of our business as we had more mid- and large-scale events in 2024 than ever before, which drove higher cash flow from Food & Beverage and Other operations. We expect to accelerate this momentum in 2025 with more exciting events planned than in prior years. As our business and market continue to evolve, we are bringing additional attention to our expense control strategies that are focused on creating more operating efficiencies. We expect our collective revenue optimization and expense control initiatives will help maintain our ability to again deliver solid annual cash flow this year and beyond.

“Canterbury Commons is firmly positioned as a premiere destination for living, playing and working that brings consistently high levels of traffic and energy to the property. With nearly 1,000 residential units, five restaurants and breweries, two music and entertainment venues, 57,000 square-feet of office space, and other distinct amenities already open or under development, and another 50 acres available for future development, we expect Canterbury Commons will create new long-term revenue sources and positive economics for the Company.

“We remain focused on a range of strategies to create long-term value for our shareholders, including significant efforts to ensure Canterbury will benefit economically if online sports betting is approved in Minnesota. We are well positioned for the future as we generate consistent annual cash flow and have a strong balance sheet with over $15 million in unrestricted cash and short-term investments and nearly $19 million related to our tax increment financing receivable. As we near the completion of both our tax increment financing infrastructure and our barn relocation and redevelopment plan, our capital expenditures will decline in 2025 compared to 2024 and further decline in 2026 to our historical levels of between $2 to $3 million per year. Finally, we continue to successfully unlock the significant value of our real estate through the development of Canterbury Commons. Accordingly, we believe that when considered collectively, these factors, along with our return of capital initiative through our quarterly cash dividend, are not reflected in our current valuation.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater. The Company’s barn relocation and redevelopment plan is nearing completion with over 300 new stalls completed and in operation, with the balance of the planned backside improvements on schedule for completion prior to the 2025 live racing season. Canterbury is also nearing completion of the road adjacent to the amphitheater which will unlock the development potential of roughly 25 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has leased 87% of its available units.
o	Repairs on Phase I of the Triple Crown Residences were fully completed in late 2024 and a certificate of occupancy was granted in February 2025.
●	80% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●	The pizza restaurant, fitness center and BBQ restaurant in the 10,000 square-foot commercial building within the Winners Circle development are all open.
●

Construction of an additional 28,000 square-foot commercial office building within the Winners Circle development is ongoing. The primary user has 50% of the space under lease and discussions are ongoing with other potential tenants.

●

The Company’s joint venture partner, Trackside Holdings, LLC, continues to make progress with construction of an approximately 16,000 square foot project on 3.5 acres of trackside land that will house a new music venue, restaurant and bar in the spring of 2025.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 50 acres of Canterbury Commons, including 25 acres that will become available for development following the completion of the new road noted above, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2024 Fourth Quarter Operating Results

Net revenues for the three months ended December 31, 2024 were $12.0 million, compared to $12.5 million for the same period in 2023. Compared to the prior-year period, Casino revenue declined 4.9% primarily due to increased competition in the market for certain games offered at Canterbury. Pari-mutuel revenue declined 9.5%, primarily due to lower simulcasting handle. Food & Beverage and Other revenue increased 1.7% and 2.0%, respectively, year-over-year.

Operating expenses for the three months ended December 31, 2024 increased slightly to $12.1 from $11.9 million for the same period in 2023. The year-over-year increase primarily reflects increased salaries and benefits, due primarily to annual wage increases, and increased depreciation expenses, due to placing assets into service related to the first and second phases of the Company’s barn relocation and redevelopment plan, partially offset by lower advertising and marketing expenses, reflecting proactive efforts to lower overall costs.

The Company recorded a loss from equity investment of $2.1 million for the three months ended December 31, 2024 primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. For the three months ended December 31, 2023, the Company recorded income from equity investment of $939,000 related to a gain recognized on insurance proceeds received by Doran Canterbury I.

The Company recorded an income tax benefit of $440,000 for the three months ended December 31, 2024 compared to income tax expense of $708,000 for the three months ended December 31, 2023. The Company recorded a net loss of $1.2 million, or $0.25 per diluted share for the three months ended December 31, 2024, compared to net income and diluted earnings per share for the three months ended December 31, 2023 of $1.4 million and $0.27 per share, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended December 31, 2024 and December 31, 2023 was $1.3 million and $2.1 million, respectively.

Summary of 2024 Full-Year Operating Results

Net revenues for the twelve months ended December 31, 2024 were $61.6 million, compared to $61.4 million for the same period in 2023. Casino revenues were $38.8 million for the 2024 full year period compared to $39.8 million for the same period in 2023 partially reflecting the increased competition in the market noted above. Pari-mutuel revenues were $8.2 million for the 2024 full year period and $8.3 million in for the same period in 2023. Full year Food & Beverage and Other revenues both increased in 2024 to $8.0 million and $6.6 million, respectively, from $7.8 million and $5.6 million, respectively in 2023. The increase in Food & Beverage and Other revenues reflects increased catering operations and admissions revenues, respectively, related to Canterbury’s hosting of new large scale special events in 2024.

Operating expenses for the twelve months ended December 31, 2024 were $56.9 million, a slight increase from operating expenses of $56.4 million for 2023. The year-over-year increase reflects higher depreciation and amortization, due to service upgrades for the Company’s barns and backside, and higher salaries and benefits expenses, primarily due to annual wage increases, which more than offset lower advertising and marketing and professional and contracted services expenses as compared to 2023.

The Company recorded a $1.7 million gain on the transfer of approximately 3.5 acres of land to a new joint venture during the twelve months ended December 31, 2024. The Company recorded a gain on sale of land of $6.5 million related to the sale of 37 acres to Swervo during the twelve months ended December 31, 2023.

The Company recorded a loss from equity investment of $5.5 million for the twelve months ended December 31, 2024 compared to a gain from equity investment of $1.5 million for the twelve months ended December 31, 2023. The net loss for the twelve month period ended December 31, 2024 is related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures, while the net gain for the same period a year ago is related to a gain recognized on insurance proceeds received by Doran Canterbury I related to an outstanding claim.

The Company recorded income tax expense of $0.9 million for the twelve months ended December 31, 2024 compared to income tax expense of $4.4 million for the twelve months ended December 31, 2023.

The Company recorded net income of $2.1 million and diluted earnings per share of $0.42 for the twelve months ended December 31, 2024, compared to net income and diluted earnings per share for the twelve months ended December 31, 2023 of $10.6 million and $2.13 per share, respectively.

Adjusted EBITDA was $10.2 million for the twelve months ended December 31, 2024 compared with $10.4 million for the same period in 2023.

Additional Financial Information

Further financial information for the fourth quarter and full-year ended December 31, 2024, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission on or about March 11, 2025.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on insurance proceeds relating to equity investments, gain on disposal of assets, gain on the transfer or sale of land, depreciation and amortization related to equity investments, and interest expense related to equity investments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts:

Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow -

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
Operating Revenues:
Casino	$8,994,643	$9,459,017	$38,774,702	$39,781,166
Pari-mutuel	1,125,731	1,243,905	8,226,047	8,253,615
Food and Beverage	1,038,071	1,020,738	7,968,157	7,828,980
Other	819,092	803,403	6,593,382	5,573,097
Total Net Revenues	11,977,537	12,527,063	61,562,288	61,436,858
Operating Expenses	(12,075,269)	(11,939,193)	(56,861,654)	(56,425,975)
Gain on Transfer/Sale of Land	-	-	1,732,353	6,489,976
(Loss) Income from Operations	(97,732)	587,870	6,432,987	11,500,859
Other (Loss) Income, net	(1,587,787)	1,484,047	(3,396,260)	3,479,390
Income Tax Benefit (Expense)	440,116	(708,000)	(923,885)	(4,417,000)
Net Income	$(1,245,403)	$1,363,917	$2,112,842	$10,563,249
Basic Net Income Per Common Share	$(0.25)	$0.28	$0.42	$2.15
Diluted Net Income Per Common Share	$(0.25)	$0.27	$0.42	$2.13

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
NET INCOME	$(1,245,403)	$1,363,917	$2,112,842	$10,563,249
Interest income, net	(478,835)	(544,769)	(2,071,511)	(1,978,122)
Income tax (benefit) expense	(440,116)	708,000	923,885	4,417,000
Depreciation and amortization	944,807	837,100	3,620,899	3,145,372
EBITDA	(1,219,547)	2,364,248	4,586,115	16,147,499
Stock-based compensation	372,932	335,817	1,447,009	1,378,373
Gain on insurance proceeds related to equity investments	-	(1,698,800)	-	(4,227,701)
Loss on disposal of assets	55,714	176,425	49,214	157,160
Gain on transfer/sale of land	-	-	(1,732,353)	(6,489,976)
Depreciation and amortization related to equity investments	1,415,230	439,270	3,086,695	1,753,256
Interest expense related to equity investments	711,109	434,186	2,796,932	1,727,192
ADJUSTED EBITDA	$1,335,438	$2,051,146	$10,233,612	$10,445,803